FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

January 26, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐   No     ☒

WIMM-BILL-DANN FOODS OJSC ACQUIRES 100% OF THE SHARE CAPITAL OF
PERVOURALSK CITY DAIRY PLANT LLC, THE SVERDLOVSK REGION

Moscow, Russia, January 25, 2006 - UFAMOLAGROPROM OJSC, a subsidiary of Wimm-Bill-Dann Foods OJSC [NYSE: WBD], today announced the acquisition of the 100% of the share capital of Pervouralsk City Dairy Plant LLC in the Sverdlovsk region. The number of manufacturing facilities comprising Wimm-Bill-Dann Group of Companies has now reached 30.

Following its strategy of regional expansion, Wimm-Bill-Dann acquired a new dairy plant in the city of Pervouralsk in the Sverdlovsk region. Prior to the acquisition the Company did not have its own production in the region.

The plant was put into operation in 1970; its designed capacity is 120 tons per day. Currently the plant processes up to 20 tons of milk per day and specializes in the production of natural dairy and curds products, as well as drinking yogurts under the “Snegirevo” brand. The plant employs 165 people.

The acquisition of Pervouralsk City Dairy Plant allows Wimm-Bill-Dann to explore new dairy markets, expand the geography of sales and optimize logistic expenses, thus eliminating the necessity of additional transportation of the Company’s products across the regions.

Initially the products will be manufactured under the “Snegirevo” brand. The Company envisages launching its own “Domik v derevne” and “Vesely molochnik” brands in the future.

-Ends-

For further enquiries contact:

Eleonora Chernetskaya
Wimm-Bill-Dann Foods OJSC
Yauzsky Boulevard, 16, Moscow
109028 Russia
Phone: +7 095 105 5805
Fax: +7 095 105 5800
e-mail: ella@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent

Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy products and beverages in Russia. The company was founded in 1992.

The Company currently owns 30 manufacturing facilities in Russia and the Commonwealth of Independent States (CIS), as well as trade affiliates in 26 cities in Russia and the CIS.

Wimm-Bill-Dann has a diversified branded portfolio with over 1,100 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 17,000 people.

Wimm-Bill-Dann was awarded Grand Prix for Best Overall Investor Relations in 2004 – Small & Mid cap companies and Best Investor Relations Officer in 2004– Small & Mid cap companies at the Second Annual IR Magazine Russia Awards held in December 2004 and organized by IR Magazine and the Association of Investor Relations Professionals. Wimm-Bill-Dann previously received the Grand Prix for Best Overall Investor Relations in 2003– Small & Mid cap – at the first annual IR Russia Awards Ceremony held in Moscow last year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry A. Anisimov

	Name:	Dmitry A. Anisimov

	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC
January 26, 2006